FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3

Announcement on Shareholder Resolutions Adopted at 2006 Annual General Meeting	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chief Executive Officer

Date: December 19, 2006

The9 Announces Shareholder Resolutions Adopted at 2006 Annual General Meeting

Shanghai, China – December 19, 2006. The9 Limited (NASDAQ: NCTY), a leading online game operator in China, today announced the results of its annual general meeting of shareholders held in Shanghai on December 15, 2006. At the annual general meeting, The9’s shareholders approved the re-election and appointment of each of Davin Alexander Mackenzie, Ka Keung Yeung and Chao Yong Wang as an independent director (Class II) of the Company, effective from the close of the annual general meeting until his successor is duly elected and qualified, and an amendment of the 2004 Stock Option Plan to increase the maximum aggregate number of ordinary shares which may be reserved under the plan from 1,345,430 shares to 2,449,614 shares and extend the term of the plan from 5 years to 10 years.